Filed Pursuant To Rule 433

Registration No. 333-209926

October 6, 2016

WORLD GOLD COUNCIL

Market Update
Price drop likely to spur demand

October 2016 www.gold.org

Following a remarkable performance year-to-date, the gold price fell by over 3% on 4 October, taking it below US$1,300/oz for the first time since the Brexit announcement in June 2016. The move seems to have been driven by speculation of a scaling back in the ECBs asset purchase programme, combined with rising expectations of a US rate hike in December. The move was exacerbated by technical levels, tactical positioning in derivatives markets and a national holiday in China. Looking forward, we believe the price dip will offer a good buying opportunity for consumers and long-term investors. In addition, even though central banks may start to normalise monetary policies, such a prolonged period of extraordinary measures has led to a structural shift in asset allocation that will linger much longer. In this new normal of lower returns and higher uncertainty, gold has an important role to play in the portfolios of investors large and small.

Gold falls below key support level

For the past 3 months, the gold price traded in a range of $1,310/oz-$1,370/oz. In the early hours of October 4, the price started consolidating near the lower end of the range. This was driven by slightly better-than-expected economic news in the US and recent bullish commentary by some of the Fed's FOMC members. The media also reported that the ECB may look to scale back its €10 billion monthly bond purchase programme.

Once the gold price pushed below US$1,310/oz an ounce, representing gold's 100-day moving average, technical selling increased sharply (**Chart 1**), exacerbating the fall and triggering stop-losses and further tactical selling. Meanwhile, Chinese investors, who have historically bought on dips, were celebrating Golden Week national holiday, leaving domestic markets closed.

Chart 1: Gold fell below its 100-day moving average prompting further tactical selling


US$/oz
1,380
1,360
1,340
1,320
1,300
1,280
1,260
1,240
1,220
Gold price
100-day moving avg.
9-Jun
24-Jun
9-Jul
24-Jul
8-Aug
23-Aug
7-Sep
22-Sep

Source: Bloomberg

Higher rates may not result in a lower gold price

A shift in monetary policy need not signal lower gold prices. Although negative nominal rates are unprecedented, there are many historical precedents for negative real rates which give rise to the following stylized facts:

- When real rates are negative, gold returns tend to be twice as high as the long-term average
- Even if real rates are positive and as long as they are not significantly high (4% in our analysis), average gold returns remain positive
- Falling rates are generally linked to higher gold prices; yet rising rates aren't always linked to lower prices.

01

Price dip to lead to physical buying

Despite the decline, gold remains one of the best performing assets this year, rising by 20% in dollar terms (**Chart 2**).

Chart 2: Gold remains one of the best performing asset classes this year



Oil
Gold
US high yield
EM stocks
US small cap
Euro sov'gn debt
US high grade
US stocks
Commodities
US Treasuries
Japan stocks
3m T-bills
Euro stocks
Chinese stocks
-20%
-10%
0%
10%
20%
30%
40%
Return

Source: Bloomberg, ICE benchmark Administration, World Gold Council

We believe that consumers and investors may see the price decline as a good buying opportunity, as many have been waiting for a price pull-back before entering the market. Q3 2015 served as a good example, when a 7% decline in the gold price triggered a sharp increase in demand for jewellery and bars and coins.

Some data already point to an uptick in consumer interest. The top five countries where consumers were searching online for gold following the price drop were in the Middle East, with the UAE being number one. Anecdotal evidence suggests that consumers had been holding off purchases in previous months, so this may well trigger an increase in demand. The price correction also comes at a good time for Indian consumers. With a good monsoon, the upcoming wedding season and Diwali and Dhanteras festivals, demand could pick up after subdued activity year-to-date.

Volumes in the physically gold-backed ETF picked up in the secondary market as the price fell, and they haven't resulted in large redemptions so far. We believe this is an indication that there is still good appetite for gold amongst the investment community.

Central banks, a major driver of gold demand, continue to be strong buyers of the metal to diversify their reserve asset holdings considering the shrinking universe of non-negative yielding assets. The Russian central bank recently said that it had no specific target for its gold holdings and continues to buy regularly every month. Meanwhile, a recent survey of 19 central bank reserve managers, conducted by the World Gold Council shows that nearly 90% of them will either increase or maintain their current gold reserve levels, indicating a strong floor of support for gold demand (**Chart 3**).

Chart 3: Central banks are looking to add gold to their reserves



What is your institution's plan for your gold holdings over the next 3 years?
Increase
No change
Decrease
0%
10%
20%
30%
40%
50%
60%
Source: World Gold Council

Source: World Gold Council

Gold remains a key portfolio component in this environment

Market fluctuations will naturally occur from time to time, but the fundamental environment for gold remains strongly supportive. The broader market environment of ongoing low and negative interest rates, coupled with continuing political, economic and policy uncertainty remains unchanged, and are generally positive for gold.

Market Update | Price drop likely to spur demand 02

Market Update | Price drop likely to spur demand 03 About the World Gold Council The World Gold Council is the market development organisation for the gold industry. Our purpose is to stimulate and sustain demand for gold, provide industry leadership, and be the global authority on the gold market. We develop gold-backed solutions, services and products, based on authoritative market insight and we work with a range of partners to put our ideas into action. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society. Based in the UK, with operations in India, the Far East and the US, the World Gold Council is an association whose members comprise the world’s leading gold mining companies. World Gold Council 10 Old Bailey, London EC4M 7NG United Kingdom T +44 20 7826 4700 F +44 20 7826 4799 W www.gold.org For more information Please contact: Juan Carlos Artigas Director, Investment Research juancarlos.artigas@gold.org +1 212 317 3826 Ezechiel Copic Director, Central Banks & Public Policy ezechiel.copic@gold.org +1 212 317 3806 Shaokai Fan Director, Central Banks & Public Policy shaokai.fan@gold.org +65 6823 1510 Alistair Hewitt Director, Market Intelligence alistair.heweitt@gold.org +44 20 7826 4741 Copyright and other rights © 2016 World Gold Council. All rights reserved. World Gold Council and the Circle device are trademarks of the World Gold Council or its affiliates. All references to LBMA Gold Price have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced. 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